UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RxSight, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

78349D107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons H.I.G. BioVentures – Calhoun, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0 shares of Common Stock
	(6)	Shared voting power 2,010,037 shares of Common Stock (1)
	(7)	Sole dispositive power 0 shares of Common Stock
	(8)	Shared dispositive power 2,010,037 shares of Common Stock (1)

(9)	Aggregate amount beneficially owned by each reporting person 2,010,037 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.34% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Consists of 2,010,037 shares of Common Stock held of record by H.I.G. BioVentures – Calhoun, LLC.
(2)	Percentage ownership is calculated based on 27,366,746 shares of common stock of the Issuer outstanding as of December 31, 2021.

(1)	Names of reporting persons H.I.G.-GPII, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0 shares of Common Stock
	(6)	Shared voting power 2,010,037 shares of Common Stock (1)
	(7)	Sole dispositive power 0 shares of Common Stock
	(8)	Shared dispositive power 2,010,037 shares of Common Stock (1)

(9)	Aggregate amount beneficially owned by each reporting person 2,010,037 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.34% (2)
(12)	Type of reporting person (see instructions) OO

(1)

Consists of 2,010,037 shares of Common Stock held of record by H.I.G. BioVentures – Calhoun, LLC. H.I.G.-GPII, Inc. is the Manager of H.I.G. BioVentures – Calhoun, LLC and has sole voting and investment control over the Shares owned by H.I.G. BioVentures – Calhoun, LLC. Anthony Tamer and Sami Mnaymneh are the sole shareholders of H.I.G.-GPII, Inc. and may be deemed to share beneficial ownership of the shares held by H.I.G. BioVentures – Calhoun, LLC.

(2)	Percentage ownership is calculated based on 27,366,746 shares of common stock of the Issuer outstanding as of December 31, 2021.

(1)	Names of reporting persons Anthony Tamer
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0 shares of Common Stock
	(6)	Shared voting power 2,010,037 shares of Common Stock (1)
	(7)	Sole dispositive power 0 shares of Common Stock
	(8)	Shared dispositive power 2,010,037 shares of Common Stock (1)

(9)	Aggregate amount beneficially owned by each reporting person 2,010,037 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.34% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of 2,010,037 shares of Common Stock held of record by H.I.G. BioVentures – Calhoun, LLC. H.I.G.-GPII, Inc. is the Manager of H.I.G. BioVentures – Calhoun, LLC and has sole voting and investment control over the Shares owned by H.I.G. BioVentures – Calhoun, LLC. Anthony Tamer and Sami Mnaymneh are the sole shareholders of H.I.G.-GPII, Inc. and may be deemed to share beneficial ownership of the shares held by H.I.G. BioVentures – Calhoun, LLC.

(2)	Percentage ownership is calculated based on 27,366,746 shares of common stock of the Issuer outstanding as of December 31, 2021.

(1)	Names of reporting persons Sami Mnaymneh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0 shares of Common Stock
	(6)	Shared voting power 2,010,037 shares of Common Stock (1)
	(7)	Sole dispositive power 0 shares of Common Stock
	(8)	Shared dispositive power 2,010,037 shares of Common Stock (1)

(9)	Aggregate amount beneficially owned by each reporting person 2,010,037 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.34% (2)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of 2,010,037 shares of Common Stock held of record by H.I.G. BioVentures – Calhoun, LLC. H.I.G.-GPII, Inc. is the Manager of H.I.G. BioVentures – Calhoun, LLC and has sole voting and investment control over the Shares owned by H.I.G. BioVentures – Calhoun, LLC. Anthony Tamer and Sami Mnaymneh are the sole shareholders of H.I.G.-GPII, Inc. and may be deemed to share beneficial ownership of the shares held by H.I.G. BioVentures – Calhoun, LLC .

(2)	Percentage ownership is calculated based on 27,366,746 shares of common stock of the Issuer outstanding as of December 31, 2021.

Item 1(a)	Name of Issuer:

RxSight, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

100 Columbia

Aliso Viejo, California 92656

Item 2	(a) Name of Person Filing:

This Schedule 13G is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

i.	H.I.G. BioVentures—Calhoun, LLC, a Delaware limited liability company;

ii.	H.I.G.-GPII, Inc., a Delaware Corporation (and, together with H.I.G. BioVentures – Calhoun, LLC, the “H.I.G. Entities”);

iii.	Anthony Tamer, a United States Citizen; and

iv.	Sami Mnaymneh, a United States Citizen

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or other administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

The principal business address for each of the H.I.G. Entities, Mr. Tamer and Mr. Mnaymneh is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131

Item 2 (c)	Citizenship:

H.I.G. BioVentures – Calhoun, LLC is a Delaware limited liability company. H.I.G.-GPII, Inc. is a Delaware corporation. Mr. Tamer and Mr. Mnaymneh are U.S. Citizens.

Item 2 (d)	Title of Class of Securities:

Common stock, par value $0.001 per share

Item 2 (e)	CUSIP Number:

78349D107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

H.I.G. BioVentures – Calhoun, LLC
By: H.I.G.-GPII, Inc, its Manager

/s/ Richard Siegel
Title: Authorized Signatory

H.I.G.-GPII, Inc.

/s/ Richard Siegel
Title: Authorized Signatory

Anthony Tamer

/s/ Anthony Tamer

Sami Mnaymneh

/s/ Sami Mnaymneh

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among H.I.G. BioVentures – Calhoun, LLC, H.I.G.-GPII, Inc., Anthony Tamer, and Sami Mnaymneh